[redacted]

15027426

SECURITI SION

SEC Mail Processing Section
RECEIVED
AUG 2 8 2015
Wash., D.C.
189

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| SEC FILE NUMBER |
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| 8- 35180 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **July 1, 2014** (MM/DD/YY) AND ENDING **June 30, 2015** MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Martinson & Company, Ltd.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**140 Barry Avenue North**
(No. and Street)

| **Wayzata** | **MN** | **55391** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Thomas Martinson**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Mayer Hoffman McCann P.C.**
(Name - *if individual, state last, first, middle name*)

| **222 South 9th Street, Suite 1000** | **Minneapolis** | **MN** | **55402** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

# OATH OR AFFIRMATION

I, Thomas Martinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Martinson & Company, Ltd. as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA MARIE ANDRUS
NOTARY PUBLIC - MINNESOTA
My Commission Expires 01/31/2020

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MARTINSON & COMPANY, LTD.**

## Table of Contents

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhmcpa.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Martinson & Company, Ltd

We have audited the accompanying statement of financial condition of Martinson & Company, Ltd (Company) as of June 30, 2015 and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martinson & Company, Ltd as of June 30, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I,II, III and IV (together “supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of Martinson & Company, Ltd's financial statements. The supplemental information is the responsibility of Martinson & Company, Ltd's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Minneapolis Minnesota
August 26, 2015

**MARTINSON & COMPANY, LTD.**

**STATEMENT OF FINANCIAL CONDITION**

June 30, 2015

| | | 2015 |
|---|---|---|
| **ASSETS** | | |
| ASSETS | | |
| Cash | $ | 11,628 |
| Receivable | | 500 |
| Deferred tax asset | | 3,186 |
| TOTAL ASSETS | $ | 15,314 |
| **LIABILITIES** | | |
| LIABILITIES | | |
| Accounts Payable and Accrued Expenses | $ | 228 |
| TOTAL LIABILITIES | | 228 |
| **STOCKHOLDER'S EQUITY** | | |
| CAPITAL CONTRIBUTED | | |
| Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 1,000 shares | | 10 |
| Additional paid-in capital | | 9,990 |
| TOTAL CAPITAL CONTRIBUTED | | 10,000 |
| RETAINED EARNINGS | | 5,086 |
| TOTAL STOCKHOLDER'S EQUITY | | 15,086 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 15,314 |

See Notes to Financial Statements

**MARTINSON & COMPANY, LTD.**

**STATEMENT OF OPERATIONS**

Year Ended June 30, 2015

| | | |
|---|---|---|
| | | **2015** |
| REVENUE | $ | 13,542 |
| GENERAL AND ADMINISTRATIVE EXPENSES | | 13,403 |
| OPERATING INCOME (LOSS) | | 139 |
| OTHER INCOME | | |
| Inerest Income | | 1 |
| Total Other Income (Expense) | | 1 |
| INCOME (LOSS) BEFORE INCOME TAXES | | 140 |
| INCOME TAX EXPENSE (BENEFIT) | | 32 |
| NET INCOME (LOSS) | $ | 108 |

See Notes to Financial Statements

MARTINSON & COMPANY, LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended June 30, 2015

| | Common Stock Issued | | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance, June 30, 2014 | 1,000 | $ 10 | $ 9,990 | $ 4,978 | $ 14,978 |
| Net income (loss) | | | | 108 | 108 |
| Balance, June 30, 2015 | 1,000 | $ 10 | $ 9,990 | $ 5,086 | $ 15,086 |

See Notes to Financial Statements

**MARTINSON & COMPANY, LTD.**

**STATEMENT OF CASH FLOWS**

Year Ended June 30, 2015

| | | 2015 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | $ | 108 |
| Adjustments to reconcile net income (loss) to net cash flows from operating activities: | | |
| Receivable | | (500) |
| Deferred income taxes | | 32 |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable and accrued expenses | | (24) |
| NET CASH FLOWS FROM OPERATING ACTIVITIES | | (384) |
| NET CASH FLOWS FROM INVESTING ACTIVITIES | | - |
| NET INCREASE (DECREASE) IN CASH | | (384) |
| **CASH** | | |
| BEGINNING OF YEAR | | 12,012 |
| END OF YEAR | $ | 11,628 |

See Notes to Financial Statements

## NOTES TO FINANCIAL STATEMENTS

### (1) Nature of business and significant accounting policies

**Nature of business** - Martinson & Company, Ltd. (the Company) provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters. From time to time, the Company performs services for clients with revenues sufficient to define this client as a major client. While such relationships are considered significant relationships, the clients change annually. The Company's 2015 investment banking activities and advisory services generated no revenues.

**Significant accounting policies:**

**Cash and cash equivalents** - For purposes of reporting the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash and cash equivalents on the accompanying statements of financial condition.

**Accounts receivable** - Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all accounts receivable balances and determines an appropriate course of action on a delinquent account.

**Revenue recognition** - Investment banking fee income is recognized when earned, typically upon closing of the transaction. Income from consulting is recognized monthly upon completion of the services provided.

**Income taxes** - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company's temporary differences relate primarily to operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood

(1) **Nature of business and significant accounting policies (continued):**

that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

**Concentration of credit risk** - As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities, options and commodities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

**Use of estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Subsequent events policy** - Subsequent events have been evaluated through August 26, 2015 which is the date the financial statements were issued.

## (2) Income tax matters

The components of the income tax provision are as follows:

| | | 2015 |
|---|---|---|
| Current income taxes | | |
| Federal income taxes | $ | 26 |
| State and local income taxes | | 6 |
| Tax benefit of net operating loss carryforward | | (32) |
| Total current income tax (benefit) expense | | - |
| Deferred income taxes | | |
| Net operating loss carryforward | | 32 |
| Total deferred income tax (benefit) expense | | 32 |
| Total income tax (benefit) expense | $ | 32 |

The Company has federal and state net operating loss carryforwards of $8,000 and $19,000 respectively which begin to expire in 2022.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for the years ended June 30, 2011 through 2015 remain subject to examination. Tax returns for state jurisdictions for years ended June 30, 2011 through 2015 remain subject to examination.

The Company provides deferred income taxes to reflect the impact of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The significant temporary differences and the related deferred tax assets and (liability) are as follows:

| | | June 30, 2015 |
|---|---|---|
| Net operating loss carryforward | $ | 3,186 |
| Total deferred income taxes | $ | 3,186 |

## (3) Related party

During the year ended 2015 the Company received support fees totaling $12,200 from its shareholder. At June 30, 2015 $500 was due from the related party.

## (4) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At June 30, 2015, the Company had net capital as defined by Rule 15c3-1 of $11,400 which exceeds its required net capital of $5,000 by $6,400. The Company's ratio of aggregate indebtedness to net capital was .02 to 1 at June 30, 2015.

## (5) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

# SUPPLEMENTARY INFORMATION

## MARTINSON & COMPANY, LTD

## COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
## OF THE SECURITIES AND EXCHANGE ACT OF 1934
## JUNE 30, 2015
## COMPUTATION OF NET CAPITAL

Schedule I

| | |
|---|---|
| Total ownership equity from Statement of Financial Condition | $ 15,086 |
| Total non-allowable assets included in Statement of Financial Condition: | 3,686 |
| Net capital before haircuts on securities positions | 11,400 |
| Haircuts on securities: | 0 |
| Net capital | $ 11,400 |

MARTINSON & COMPANY, LTD

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
JUNE 30, 2015
COMPUTATION OF BASIC CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS

Schedule II

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | | |
|---|---|---|
| Minimum net capital required | $ | 15 |
| Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries | $ | 5,000 |
| Net capital requirement | $ | 5,000 |
| Excess net capital | $ | 6,400 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total A.I. liabilities included in Statement of Financial Condition | $ | 228 |
| Total aggregate indebtedness | $ | 228 |
| Ratio of aggregate indebtedness to capital | | 2.0% |

MARTINSON & COMPANY, LTD

**RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXHANGE ACT OF 1934 (Included in Part IIA of Form X-17A-5 as of June 30, 2015)**

Schedule III

**RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---|
| Net capital as reported in Part I of Form X-17A-5 | $ | 11,400 |
| Differences in amount submitted not material | | - |
| **Net capital as reported on line 10 of Schedule I** | $ | 11,400 |

**RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS**

| | | |
|---|---|---|
| Total aggregate indebtedness as reported in Part IIA of Form X-17A-5 | $ | 228 |
| Differences in amount submitted not material | | - |
| **Total aggregate indebtedness as reported on line 19 of Schedule II** | $ | 228 |

**MARTINSON & COMPANY, LTD**

**STATEMENT PURSUANT TO 15c 3-3**
**SECURITIES EXCHANGE ACT OF 1934**
**JUNE 30, 2015**

Schedule IV

As more fully described in Note 5 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and of possession and control under provisions of SEC Rule 15c 3-3 based on paragraph K(2)(i) of the rule.

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

**Martinson & Company, Ltd**

We have reviewed management's statements, included in the accompanying Martinson & Company, Ltd Exemption Report, in which (1) Martinson & Company Ltd identified the following provisions of 17 C.F. R. § 15c3-3(k) under which Martinson & Company, Ltd claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Martinson & Company, Ltd stated that Martinson & Company, Ltd met the identified exemption provisions throughout the most recent fiscal year without exception. Example Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Example Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
August 26, 2015

Martinson & Company, Ltd. Exemption Report

Martinson & Company, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Martinson & Company, Ltd. (the "Company") and Thomas Martinson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** ____________________

Title: President

August 26, 2015